January 9, 2026

Rhonda Hellums
Chief Financial Officer
Silence Therapeutics plc
12 Hammersmith Road
London, W14 8TH
United Kingdom

       Re: Silence Therapeutics plc
           Form 10-K fo the fiscal year ended December 31, 2024
           File No. 001-39487
Dear Rhonda Hellums:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences